
xstrata

SUPPL


05005539

Securities and Exchange Commi[illegible]
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
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SEC MAIL PROCESSING
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Monday, January 24, 2005

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the months of October, November and December 2004 as well as the Circular to Shareholder and Bidder's Statement.

Yours sincerely,

PROCESSED
FEB 07 2005
THOMSON
FINANCIAL

Brigitte Mattenberger
Corporate Affairs

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 CH-6301 Zug Switzerland
Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com



Xstrata File
Number 82-34660


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RECEIVED
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NEWS RELEASE

NORTH QUEENSLAND COPPER OPERATIONS SENIOR MANAGEMENT APPOINTMENTS

Mount Isa, Wednesday 6 October 2004

Xstrata Copper's Chief Executive Charlie Sartain has announced several senior management appointments for the North Queensland copper operations.

Effective 7 December, 2004 Barry Grant will assume the new position of Chief Operating Officer – North Queensland Copper.

"Barry brings over thirty years of mining experience to the new role of Chief Operating Officer. This includes the successful management of the Minera Alumbrera copper -gold operations in Argentina since 2002," Mr Sartain said.

As Chief Operating Officer – North Queensland Copper, Barry will oversee the management of Xstrata Copper's North Queensland operations including Mount Isa Mines, Ernest Henry Mine and the Townsville operations.

"The North Queensland general management positions currently reporting to me will report directly to Barry with the exception of Kevin Hendry, General Manager Mount Isa Zinc-Lead Operations who will report directly to Santiago Zaldumbide, Chief Executive – Xstrata Zinc from mid-October," Mr Sartain said.

Barry Grant was the General Manager at the Company's Ernest Henry operations prior to his Minera Alumbrera appointment.

Current Ernest Henry Mine General Manager, Jon Evans, will return to Minera Alumbrera to take up the position of General Manager, effective 3 December, 2004.

Jon Evans was previously in the role of Mining Manager at Alumbrera for two years before being appointed as General Manager - Ernest Henry Mine as part of the senior management team in North Queensland during the first year of Xstrata Copper's business transformation.

"While in this role Jon also took on the overall responsibility for guiding the Black Star Project from feasibility study to operations. Jon will be leaving Ernest Henry towards the end of October," Mr Sartain added.

Cam Schubert, currently Manager - Technical Services at Ernest Henry Mine has accepted the position of General Manager and will take over from Jon immediately upon his departure.

"Cam has been an important member of the EHM team for several years, and I'm pleased to be able to confirm his appointment into this key senior management position," Mr Sartain said.

ends

Xstrata contacts

Sue Sara		Adam Lees	
Telephone	+61 7 3295 7535	Telephone	+61 7 4744 2622
Mobile	+61 411 206 090	Mobile	+61 412 126 510
Email	suesara@xstrata.com.au	Email	alees@xstrata.com.au

Claire Bithell	
Telephone	+44 20 7968 2871
Mobile	+44 7785 964340
Email	cbithell@xstrata.com

Xstrata File
Number 82-34660


xstrata
copper


SEC MAIL
PROCESSING
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JAN 3 1 2005
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SECTION

NEWS RELEASE

XSTRATA CONTRIBUTES $1 MILLION TO MOUNT ISA'S BUCHANAN PARK DEVELOPMENT

Mount Isa, Wednesday 6 October 2004

Xstrata plc's Chairman Willy Strothotte has announced that the Company will contribute $1 million to the Buchanan Park redevelopment project. The announcement was made at a dinner at Casa Grande guest house in Mount Isa last night with the Xstrata plc Board of Directors, Xstrata Copper and Xstrata Zinc senior management and leading local community representatives.

The multi-million dollar project involves transforming the park into an outdoor venue to host the city's major events such as race meetings, annual rodeo, show and campdraft. The project recently attracted $5 million in Federal Government funding when Deputy Prime Minister and National Party leader John Anderson visited Mount Isa last month. Since the project master plan was unveiled in June this year, the Mount Isa City Council has allocated $2 million to the project and the State Government has committed $1.5 million.

Work on the project is planned to commence in February next year with the annual Mount Isa rodeo expected to be staged at the complex in August 2006.

In making the announcement, Mr Strothotte said the $1 million contribution to the Buchanan Park redevelopment was Xstrata's way of saying 'thank you' to the community and Xstrata's own employees for the magnificent spirit and commitment they had demonstrated through the intense period of change and challenge that had characterised the past year since the Company's acquisition of MIM.

"Buchanan Park is a bold initiative that underscores this community's faith in itself and its faith in the future. In that sense the project is a powerful symbol of regeneration and growth in the region, and we in Xstrata are proud to be identified with it and to support it," he said.

Mr Strothotte said the contribution was in line with Xstrata's commitment to significantly support the communities in which its employees and their families live.

The Buchanan Park redevelopment contribution is in addition to Xstrata's already significant existing community support through sponsorships and donations in north Queensland communities. It is also over and above Xstrata's social involvement program in north Queensland planned for 2005 which, following a significant community consultation process, is due to be launched in December this year by the Hon Tony McGrady MP, Queensland Minister for State Development and Innovation and local member for Mount Isa.

The occasion marked the first visit to Mount Isa by the entire Board of Directors of Xstrata, which included a tour of the underground copper mine and the Black Star zinc-lead open pit development, as well as meetings with senior management from Xstrata Zinc and Xstrata Copper.

At the dinner Mr Strothotte said that the acquisition of MIM had been a critical part of Xstrata's development, and discussed the progress being made across the base metals assets in northern Queensland in improving capital efficiencies and adding to the value of the assets.

He mentioned in particular the sense of momentum within both Xstrata's operations and their local communities, especially at Mount Isa and Cloncurry and reiterated the Board's confidence that the Company is well positioned to create further significant value across its businesses going forward.

He also paid particular tribute to the unswerving commitment demonstrated by the Hon Tony McGrady MP and the Mayor of Mount Isa, Cr Ron McCullough, to the welfare and development of their constituencies during the acquisition of MIM last year.

ends

Xstrata contacts

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Adam Lees
Telephone +61 7 4744 2622
Mobile +61 412 126 510
Email alees@xstrata.com.au

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cbithell@xstrata.com

Xstrata File
Number 82-34660


xstrata


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C. 202 SECTION

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 7 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 6 October 2004 Batiss purchased 25,000 ordinary shares of US0.50 each in Xstrata at 923.52 pence per share.

The purchase represents approximately 0.004 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,546,993 shares, representing 0.40 per cent of Xstrata's issued ordinary share capital.

Ends



Fidelity Disclosable Interests in Xstrata

Zug, 7 October 2004

Xstrata Plc ("Xstrata") announces that it was notified by Fidelity Investments yesterday that FMR Corp have increased and Fidelity International Limited have decreased their holdings to 14,672,018 and 17,153,548 ordinary shares of US$0.50 each. This represents 2.32% and 2.72% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 31,825,566 ordinary shares of US$0.50 each, representing 5.04% of Xstrata's ordinary issued share capital.

ends

(For information, the previous disclosed shareholding of Fidelity Investments in Xstrata was 4.74%)

Xstrata File
Number 82-34660


xstrata
copper



27th Annual Sir George Fisher Lecture
Australasian Institute of Mining and Metallurgy (AusIMM)
Townsville, Friday 8 October, 2004

Copper's Growth – Mines in the Spinifex to Mines in the Andes
Charlie Sartain, Chief Executive, Xstrata Copper

Good evening ladies and gentlemen and thank you for giving me this opportunity to present the 27th Annual Sir George Fisher lecture. I would like to acknowledge Councillor Nonda Pass, who is here tonight representing the Mayor of Townsville, Councillor Tony Mooney.

Those of you who have read Professor Geoffrey Blainey's book 'Mines in the Spinifex', or who are familiar with the history of Mount Isa Mines, will know only too well what a distinguished place in north-west Queensland's mining history Sir George holds. During his years as Chairman and Chief Executive, Sir George was a driving force behind the emergence of Mount Isa Mines as one of the world's great mining companies during a truly remarkable period of growth, particularly throughout the decade of the 1960s. For me it is therefore an honour to be asked to present the annual lecture this year.

Mount Isa was certainly a frontier place in the early years. It is impossible for people of my generation to fully comprehend the hardships and adversities our forebears faced. Perseverance and determination by the mining people who endured the harsh north-west saw the eventual development of the world-class copper and zinc-lead-silver operations that I am proud to be responsible for today.

While Australia remains an attractive location for mining investment generally, the copper industry in particular has shifted its focus to South America. Since the 1990s, the proportion of global copper production mined in South America has grown remarkably - according to UBS Investment Research, South America has more then doubled its market share from 21% in 1990 to 44% in 2003, and in a world copper market that is growing at a rate of around 500 kt of copper metal per year, my expectation is that South America, particularly the countries of Chile and Peru, will continue to consolidate its position as the world's premier copper mining region. During the same period, whilst Australia's copper production has increased, it has not occurred at nearly the same rate as the South American countries, and currently represents only around 5% of total global copper supply.

Tonight I am going to briefly discuss the past, present and future of the copper industry from Mount Isa to South America: from the spinifex to the Andes, as it were, and I ask for your indulgence as I cover this with somewhat of an Xstrata "flavour".

I will explore the factors contributing to the prominence in the growth of the copper industry in such countries as Chile and Peru which began in the early 1990s, its continued growth in these countries and the challenges confronting the industry. I will make particular reference to the important roles of governments and infrastructure in the successful growth and development of the copper industry, historically, currently and into the future.

As I am sure most of you are aware, lead-zinc ores were discovered at Mount Isa more than 80 years ago, in 1923, and the history of the development of the Mount Isa mining field is a testimony to persistence. In fact it has been said that if all Mount Isa's disadvantages had been appreciated during the early years of 1925 and 1926, the field would almost certainly have been abandoned. It took eight years to achieve production of lead from silver-lead ores given the major problems encountered with isolation, mine flooding, metallurgical challenges and escalating capital costs. It took many more years to mine the copper at Mount Isa. Although the existence of copper ore in quantity was confirmed in the 1930s, it was not mined until a wartime scarcity of copper brought a request from the Australian Government. After switching to mining copper in 1943, and then reverting to silver-lead-zinc in 1946, the mine finally commenced parallel production of both silver-lead-zinc and copper ores in 1953.

One of the recurring problems with the development and operation of Mount Isa Mines had been access to sufficient capital. During the 1920s and 1930s tens of millions of pounds Sterling were invested in Mount Isa, but the site's remote location and lack of infrastructure such as rail, port and power all impacted on the company's ability to raise further capital and to develop the mines. These services could not be developed without the support of governments, whose seats of power were located many thousands of kilometres from the remote spinifex plains of Mount Isa and whose representatives had little idea of the challenges being faced in developing the mine. It is worth at this point briefly stepping back further still and acknowledging the original pioneer of the copper industry in north-west Queensland, Ernest Henry, who founded the town of Cloncurry in the early 1870s. Ernest Henry discovered and worked several mines in the Cloncurry district for over 30 years, but was repeatedly thwarted in his attempts to successfully lobby government for a rail connection between Cloncurry and Normanton, a distance of only 200 miles. We can only begin to imagine what might have happened to the regional development in north-west Queensland (and perhaps its effect on Townsville also) if that rail connection had been completed. Back to the Mount Isa story. In 1925, the company had trouble raising capital in London because the government had not promised to build a railway: the mine was worthless without it. To quote Geoffrey Blainey: "deprived of a railway, Mount Isa would be another shattered town in the red ranges of the west." Even when the railway had finally been built from Duchess to Mount Isa in the mid 1920s, the costs to Mount Isa Mines were enormous. Although the company had created more traffic than any other company in the history of Queensland, and although this traffic had revitalised the State railways, the company agreed to reimburse the State Government for losses incurred on the Duchess line. In some months the company paid 30% of its operating costs in rail freights. Together with shipping costs from Townsville to London, transport was the largest item in the company's costs.

Given all these challenges, it is no wonder the company did not return a profit until 1937 and did not pay its shareholders a dividend for another 10 years after that – in 1947.

In the 1950s, an expanded Mount Isa Mines again faced the issue of transport. A stronger railway was required to transport coal for power generation from Townsville to Mount Isa, and to support the proposed significant increase in mineral cargo from Mount Isa to Townsville. It took three years of negotiations between the company and the State and Federal Governments, and I might add that Sir George Fisher led the negotiations on behalf of Mount Isa Mines. Finally, the Federal Government promised to lend £22 of the necessary £30 million to the State Government. The rebuilt railway was finally operating in 1965.

In such a mineral-rich province, it is not surprising that with this capital investment in the rail infrastructure, and with a well-established power station in the region, the mineral production and associated regional growth in north-west Queensland took off during the subsequent 30 years.

Two booms in mining development occurred during this time, both involving copper:

- the 1960s/70s period of spectacular growth of Mount Isa Mines; and

- the 1990s boom across the area now known as the North West Minerals Province, including further copper developments at Mount Isa Mines with the rich but deep 3000 orebody, new copper projects at Ernest Henry, Osborne, Eloise, the spectacular Cannington silver/lead development, and the huge zinc projects at George Fisher's namesake near Mount Isa and at Century near the Gulf.

It is particularly relevant to highlight that this second boom period in the 1990s was again assisted by significant capital investment in infrastructure. Queensland Rail undertook a range of improvements to the rail line to cope with the increasing demand, and the power station near Mount Isa was substantially upgraded and converted to gas-fired power, after a significant gas pipeline from south-west Queensland had been constructed.

As is evident from Mount Isa's development, and indeed the development of the North West Minerals Province, it takes far more than world class ore deposits to develop successful mining businesses. Necessary regional infrastructure must be developed with maximum government support and provided at a competitive cost. Management must have access to sufficient development and operating capital. And overall economic conditions must be conducive to providing a competitive market for the final product.

As I mentioned earlier, significant investment in South American copper projects during the 1990s saw that region's share of mine production more than double at the expense of production in North America and Africa. Interestingly, the copper price, which peaked at US$1.41 per pound on 30 March 2004, last reached this level in 1995. The 90s saw a nine year run on the copper price in which it was above US$1 per pound, or more than 20% above its long term average. Needless to say, this had a profound effect on the world copper market - firstly in a rush to invest in new copper mines to capitalise on the buoyant copper prices, and then, perhaps inevitably, in a painful rationalisation of the copper market as a huge supply imbalance emerged and a fundamental industry cost re-profiling occurred. As many of you would know, copper prices in 2001 plummeted to levels not seen since the 1930s, forcing the closure of many marginal mines and the collapse in investment in copper exploration and projects. This lack of investment in new production, together with the recent very strong growth in demand from China in particular, has led to the situation we have today, where there is a shortfall in global supply of copper, with the deficit expected to continue for some time.

The rise of South America as a significant location for copper mining began in 1990 when Escondida (now the world's largest copper mine) began production. Cerro Colorado and Los Pelambres followed in 1992. A further seven major mine developments occurred between 1992 and 1999, and the famous Codelco mines of Chuquicumata and El Teniente were expanded significantly. The copper belt in Chile is the most extensive known copper region in the world and, together with Peru and Argentina, contains more than 30% of the world's identified copper reserves. But as we have seen from the history of Mount Isa, world class copper deposits are not enough to guarantee successful mine developments, especially when the inherent challenges of remoteness and lack of infrastructure accompany these natural resources.

So, why have these countries skyrocketed to the forefront of the global copper industry? For Chile, the improved investment environment was certainly an important factor. From 1989 onwards, after the Pinochet military dictatorship ended, a more stable political situation emerged. In addition, the Chilean Government wanted to benefit from investment growth without the need to fund it from the government agency - Codelco's - cash flow. From 1974 to 2001, foreign direct investment in mining in Chile amounted to US$15.66 billion, according to an International Copper Study Group seminar held in Santiago, Chile in March 2002. Competitive advantages for investors included favourable geological and geographical conditions, existing infrastructure, general community perceptions related to the benefits of mining and institutional stability.

Aside from positive conditions for project development, operating conditions are also favourable, translating into low operating cash costs for these copper mines in South America. In Chile, for example, imagine a situation where the majority of these fabulous copper resources are located close to the surface and within 200 kilometres from the Pacific Coast, at an altitude sufficient to send the product by gravity into the waiting ships at deep water ports. On the other side of the Andes, Xstrata Copper's Minera Alumbrera open pit copper-gold mine in Argentina, which began commercial production in 1998, is one of the world's lowest cash cost copper producers, partly because, along with a number of other South American producers, its copper ore is sweetened beautifully with gold in generous proportions. In the first half of this year, Minera Alumbrera's cash costs were US 6.5 cents per pound, net of gold credits, and it was twice as profitable as our Mount Isa copper operations. Important contributors to keeping these costs low in South America are long term, low cost power and efficient transport networks.

South America is also poised to continue its dominance of the world copper market with the development of many other new projects. The Antamina open pit copper-zinc mine in the Andes mountains of Peru was commissioned in December 2001 and contributed 1.4% to Peru's GDP in 2002. Further new copper projects in the development pipeline include additional expansions at Escondida, Colluahuasi, El Teniente, and the new Spence project, all in Chile. However, new projects in developing countries also face some of the same difficulties that were eventually overcome at Mount Isa: mines are often located in remote, undeveloped areas with little infrastructure development. In addition to these challenges, resources companies are facing rising capital and operating costs, due in part to local currencies strengthening against the US dollar and also rising costs for energy and water. First Associates estimate that power accounts for between 11 and 20% of the cost involved in producing a mass of metal, depending on the processes used - any increases in these costs will therefore have a substantial impact on the operating cash costs of new projects.

In addition, there are increasingly demanding sustainable development criteria being placed on copper producers by regulators or through self-regulation, particularly in remote developing or undeveloped rural regions, where mining can make a positive contribution to the development of impoverished local communities. The Las Bambas project in southern Peru is such an example. Xstrata Copper recently succeeded with a US$121 million bid to acquire an option to develop this significant copper project in the Andes mountains. The bid includes an upfront payment of US$91 million for the option right and further contingent payments of US$30 million during the option and construction phases. Exploration work at Las Bambas to date has indicated a resource in excess of 500 million tonnes of more than 1% copper, which if confirmed could lead to the development of another major successful copper mine. Exploration activity is expected to commence early next year, with a timeframe for completion of exploration and feasibility work of up to six years. The rural inhabitants of this isolated, high-altitude region rely on subsistence farming. The locals mainly speak Quechua, the dominant language in Peru before the arrival of the Spanish, and have limited Spanish language skills and high levels of illiteracy. There is little local infrastructure such as roads or airstrips. The project team will also face the challenge of setting and meeting local community expectations, particularly regarding job creation. As part of the Las Bambas project development guidelines specified by the Peruvian Government, Xstrata will provide US$45 million to a Community Trust to benefit local communities. If developed, the project is likely to require an investment of at least US$1 billion.

So as you can see, even in the current environment of strong commodity prices, the development of any major copper project faces many challenges.

There is no doubt that the centre of gravity of the world's copper industry has shifted to South America, and is now likely to remain there for many years. However, that is not to say that exciting opportunities for growth do not exist here or in other parts of the world. Whilst South America is half a world away from us gathered here in Townsville tonight, I really believe that the South American copper experience has clearly shown us some fundamental things. Firstly, the existence of fabulous mineral resources or highly prospective mineral regions will naturally attract mining companies prepared to invest heavily given the right conditions. Secondly, nothing beats the natural advantages of scale, quality of mineral resources and proximity to convenient port locations or markets to provide huge competitive advantages for the rapid development of successful mines. Thirdly, governments which actively promote the responsible development of their country's (or region's) mineral resources through the introduction of favourable mining investment laws, a preparedness to invest in regional infrastructure, and a determination to work with industry in the development of their resources will reap the huge benefits that flow from mining developments.

The monumental challenges faced in developing Mount Isa as one of the world's leading mines by those including William Corbould, Leslie Urquhart, Julius Kruttschnitt and Sir George Fisher himself, cannot be underestimated or understated, and we salute them.

The continuation of their early efforts by other men and women from a diverse range of mining companies propelled the north-west and Townsville into a new decade of prosperity in the 1990s. However I sense that we have still not fully realised the full mineral potential of this region, be it in copper, zinc or a range of other commodities. And we now have infrastructure that is simply not adequate to enable us to launch into a

further, perhaps greatest era of all. We have high cost, inadequate supplies of power planned for the region, and the rail and road infrastructure is in serious need of upgrading, for the future benefit of the industry and the communities near which we operate. It is salutary to realise that we have neither sufficient power nor rail capacity to accommodate a single additional major mining development in the north-west; in fact the gas supplies to the only major power station in the region will last for less than 10 years, and power costs are more than double those of comparable industries even in other parts of Queensland. Queensland Rail believes that more than $300 million is required just to bring the rail line from Hughenden to Mount Isa up to an acceptable standard for the existing demand. All of this in a region that many industry people currently believe is one of the great under-developed mineral provinces in the world, in a first world country!

Certainly we face challenges:

- we have a great mineral province that is located 1,000 kilometres from very efficient port facilities;
- the obvious orebodies are already being exploited;
- we do not yet have a clear strategy for introducing long-term, low cost power or reliable, efficient road and rail infrastructure; and
- we do not have specific legislation to ensure fiscal competitiveness alongside the leading countries in the copper industry.

However, I am absolutely convinced that there is sufficient determination across the spectrum of interested people in this region to develop the necessary partnerships between industry, all levels of government and communities in this region to lay new foundations for what could be the greatest mining era of all in this wonderful region. Surely we owe it to the people who have gone before us such as Sir George Fisher to give it our best shot. Thank you very much.

ENDS

Xstrata File
Number 82-34660


xstrata



Xstrata release: Purchase of Shares by Batiss Investments

Zug, 8 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 7 October 2004 Batiss purchased 25,000 ordinary shares of US0.50 each in Xstrata at 938.11 pence per share.

The purchase represents approximately 0.004 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,571,993 shares, representing 0.41 per cent of Xstrata's issued ordinary share capital.

Ends

Xstrata File
Number 82-34660


xstrata


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C. 202 SECTION

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 11 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 8 October 2004 Batiss purchased 17,000 ordinary shares of US0.50 each in Xstrata at 937.69 pence per share.

The purchase represents approximately 0.003 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,588,993 shares, representing 0.41 per cent of Xstrata's issued ordinary share capital.

Ends

Xstrata File
Number 82-34660




SEC MAIL
PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C.
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SECTION

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 12 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 11 October 2004 Batiss purchased 30,000 ordinary shares of US0.50 each in Xstrata at 935.80 pence per share.

The purchase represents approximately 0.005 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,618,993 shares, representing 0.41 per cent of Xstrata's issued ordinary share capital.

Ends




SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
202
SECTION

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 13 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 12 October 2004 Batiss purchased 25,000 ordinary shares of US0.50 each in Xstrata at 906.00 pence per share.

The purchase represents approximately 0.004 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,643,993 shares, representing 0.42 per cent of Xstrata's issued ordinary share capital.

Ends

Xstrata File
Number 82-34660




SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C.
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SECTION

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 14 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 13 October 2004 Batiss purchased 25,000 ordinary shares of US0.50 each in Xstrata at 874.72 pence per share.

The purchase represents approximately 0.004 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,668,993 shares, representing 0.42 per cent of Xstrata's issued ordinary share capital.

Ends

Xstrata File
Number 82-34660


xstrata


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C. 202 SECTION

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 15 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 14 October 2004 Batiss purchased 25,000 ordinary shares of US0.50 each in Xstrata at 861.89 pence per share.

The purchase represents approximately 0.004 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,693,993 shares, representing 0.43 per cent of Xstrata's issued ordinary share capital.

Ends

Xstrata File
Number 82-34660



Company Announcement: Capital Group Disclosable Interest in Xstrata

Zug, 15 October 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital Guardian Trust Company, Capital International Limited, Capital International SA, Capital International Inc and Capital Research & Management have decreased their holdings in Xstrata to 14,079,069, 15,082,193, 972,397, 430,759, 1,000,100 and 31,564,518 ordinary shares respectively, representing 2.23%, 2.39%, 0.15%, 0.07% and 0.16% respectively of the Group's issued share capital (previously 2.29%, 2.39%, 0.20%, 0.07% and 1.00%).

The aggregate shareholding of the Capital Group is now 31,564,518 shares, which represents 4.998% of Xstrata's issued share capital.

ends

(For info rmation, Capital Group previously disclosed shareholding in Xstrata was 5.964%.)


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C.
202
SECTION



Xstrata release: Purchase of Shares by Batiss Investments

Zug, 19 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 18 October 2004 Batiss purchased 25,000 ordinary shares of US0.50 each in Xstrata at 878.92 pence per share.

The purchase represents approximately 0.004 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,718,993 shares, representing 0.43 per cent of Xstrata's issued ordinary share capital.

Ends


SEC MAIL
PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C.
202
SECTION

Xstrata File
Number 82-34660


xstrata

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 21 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 20 October 2004 Batiss purchased 150,000 ordinary shares of US0.50 each in Xstrata at 837.55 pence per share.

The purchase represents approximately 0.024 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,863,993 shares, representing 0.45 per cent of Xstrata's issued ordinary share capital.

Ends

Xstrata File
Number 82-34660


xstrata



Company Announcement: Capital Group Disclosable Interest in Xstrata

Zug, 21 October 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital International SA has increased their holdings in Xstrata to 997,897 ordinary shares respectively, representing 0.16% respectively of the Group's issued share capital (previously 0.15%).

The aggregate shareholding of the Capital Group is now 31,590,018 shares, which represents 5.00% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 4.998%.)

Xstrata File
Number 82-34660



Xstrata release: Purchase of Shares by Batiss Investments

Zug, 22 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 21 October 2004 Batiss purchased 100,000 ordinary shares of US0.50 each in Xstrata at 871.54 pence per share.

The purchase represents approximately 0.016 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 2,963,993 shares, representing 0.47 per cent of Xstrata's issued ordinary share capital.

Ends


SEC MAIL
PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
202
SECTION

Xstrata File
Number 82-34660


xstrata


SEC MAIL
PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
202
SECTION

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 25 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 22 October 2004 Batiss purchased 100,000 ordinary shares of US0.50 each in Xstrata Plc ("Xstrata") at 891.88 pence per share.

The purchase represents approximately 0.016 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 3,063,993 representing approximately 0.49 per cent of Xstrata's issued ordinary share capital.

Ends

Xstrata File
Number 82-34660




SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C.
202
SECTION

Company Announcement: Standard Life Group Disclosable Interest in Xstrata

Zug, 25 October 2004

Xstrata plc ("Xstrata") announces that it was advised by Standard Life Group that Vidacos Nominees has disposed of 6,697,335 ordinary shares, decreasing Standard Life Group's total holdings in Xstrata to 18,534,735 ordinary shares, or 2.94% of the Group's issued share capital.

(For information, Standard Life Group previously disclosed shareholding in Xstrata was 4%.)

Ends

Xstrata File
Number 82-34660




SEC MAIL
PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
202
SECTION

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 26 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 25 October 2004 Batiss purchased 57,733 ordinary shares of US0.50 each in Xstrata at 868.0 pence per share.

The purchase represents approximately 0.009 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 3,121,726 shares, representing 0.49 per cent of Xstrata's issued ordinary share capital.

Ends


xstrata


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C. 202 SECTION

Company Announcement: Capital Group Disclosable Interest in Xstrata

Zug, 26 October 2004

Xstrata plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that it has disposed of 178,200 ordinary shares, representing 0.03% of the Group's issued share capital.

The aggregate shareholding of the Capital Group is now 31,590,018 shares, which represents 4.97% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 5.0%.)


xstrata


SEC MAIL
RECEIVED
PROCESSING
JAN 3 1 2005
WASH. D.C.
202
SECTION

Xstrata release: Purchase of Shares by Batiss Investments

Zug, 27 October 2004

Xstrata plc ("Xstrata") has been advised by Batiss Investments Limited ("Batiss") that on 26 October 2004 Batiss purchased 250,000 ordinary shares of US0.50 each in Xstrata at 883.89 pence per share.

The purchase represents approximately 0.04 per cent of Xstrata's issued ordinary share capital and brings the aggregate number of shares purchased to date by Batiss to 3,371,726 shares, representing 0.53 per cent of Xstrata's issued ordinary share capital.

Ends


xstrata


SEC MAIL
RECEIVED
PROCESSING
JAN 3 1 2005
WASH. D.C.
202
SECTION

NEWS RELEASE

XSTRATA OFFER FOR WMC RESOURCES CONFIRMED

Zug, Thursday 28 October 2004

Xstrata plc ("Xstrata") confirms that it has made a cash offer to the Board of WMC Resources Ltd ("WMC") to purchase the entire issued share capital of WMC at a price of AUD6.35 per share. Xstrata expects that this offer would be fully funded in the debt markets. The price represents a premium of 25% and 29% to the volume weighted average price for WMC shares over the last three and six months respectively, and a premium of 29% to WMC's closing price on Tuesday 26 October 2004.

A copy of an announcement from WMC is attached, which indicates that the WMC Board has declined to put the proposal forward to its shareholders, but is willing to have further discussions.

Chief Executive Mick Davis commented: "The combination of these two businesses would create a world-class diversified mining group, with greater scale to compete across global markets and excellent growth potential. Our offer price fully reflects the value of WMC in the current high commodity price environment, the operational improvements underway at both Olympic Dam and the nickel operations, as well as the growth potential of WMC's assets as part of a larger group.

"In addition, the price includes material value associated with Xstrata's unique ability to benefit from operational synergies at Mount Isa, cash benefits that flow from our financial structure, and a reasonable estimate of potential cost savings from corporate overheads and efficiency improvements at operations. These benefits enable Xstrata to offer a generous premium even in the current market environment and their value would be passed on directly to the WMC shareholders themselves.

"We strongly believe that the combination of the two businesses will create greater value for employees and other stakeholders in WMC than either company could achieve alone. We are convinced of the offer's fundamental attractiveness to WMC shareholders and therefore will remain engaged with WMC."

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Gabrielle Trainor
John Connolly & Partners
Telephone +61 2 9232 1033

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C.
202
SECTION

To: The Manager
Announcements
ASX Company Announcements Office

Public Announcement 2004-31

Conditional Proposal from Xstrata to Acquire WMC

WMC advises that it recently received a conditional proposal from Xstrata to acquire WMC for $6.35 per share in cash by way of a scheme of arrangement.

The Board of WMC carefully considered the proposal and determined that it fails to recognize the current and prospective value of WMC's assets and the strategic benefits to Xstrata or other potential acquirers. Accordingly the Board declined the proposal to put forward a scheme of arrangement to WMC shareholders.

WMC informed Xstrata that it was willing to have further discussions and that any material improvement in Xstrata's proposal would be given due consideration in the context of alternatives available to WMC to maximize shareholder value.

Xstrata's proposal was initially expressed to be indicative, non-binding and conditional. This morning Xstrata advised WMC that its proposal was no longer indicative and non-binding. However, it is still subject to conditions including funding. Shareholders are advised that it is uncertain as to whether the approach will lead to any proposal being put to WMC's shareholders.

WMC will continue to keep its shareholders fully informed and a further announcement will be made in the event of any material developments.

Contact details:

At WMC:
Troy Hey, Group Manager Public Affairs + 61 3 9685 6233 mobile: 0419 502 852

At UBS:
Peter Scott +61 3 9242 6273
Campbell Stewart +61 3 9242 6318

Peter Horton
Company Secretary

28 October 2004

WMC Resources Ltd
ABN 76 004 184 598

GPO Box 860K
Melbourne Vic. 3001
Australia

Level 16 IBM Centre
60 City Road
Southbank Vic. 3006
Australia

Tel +61 (0)3 9685 6000
Fax +61 (0)3 9685 6115


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C. SECTION

To: The Manager
Announcements
ASX Company Announcements Office

WMC Resources Ltd

Public Announcement 2004-31

Conditional Proposal from Xstrata to Acquire WMC

WMC advises that it recently received a conditional proposal from Xstrata to acquire WMC for $6.35 per share in cash by way of a scheme of arrangement.

The Board of WMC carefully considered the proposal and determined that it fails to recognize the current and prospective value of WMC's assets and the strategic benefits to Xstrata or other potential acquirers. Accordingly the Board declined the proposal to put forward a scheme of arrangement to WMC shareholders.

WMC informed Xstrata that it was willing to have further discussions and that any material improvement in Xstrata's proposal would be given due consideration in the context of alternatives available to WMC to maximize shareholder value.

Xstrata's proposal was initially expressed to be indicative, non-binding and conditional. This morning Xstrata advised WMC that its proposal was no longer indicative and non-binding. However, it is still subject to conditions including funding. Shareholders are advised that it is uncertain as to whether the approach will lead to any proposal being put to WMC's shareholders.

WMC will continue to keep its shareholders fully informed and a further announcement will be made in the event of any material developments.

Contact details:

At WMC:
Troy Hey, Group Manger Public Affairs + 61 3 9685 6233 mobile: 0419 502 852

At UBS:
Peter Scott + 61 3 9242 6273
Campbell Stewart + 61 3 9242 6318

Peter Horton
Company Secretary

28 October 2004

Number 82-34660


xstrata


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH, D.C.
202
SECTION

Company Announcement: Standard Life Group Disclosable Interest in Xstrata

Zug, 1 November 2004

Xstrata plc ("Xstrata") announces that it was advised by Standard Life Group that Vidacos Nominees has acquired 1,530,008 ordinary shares, increasing Standard Life Group's total holdings in Xstrata to 1937582 ordinary shares, or 3.14% of the Group's issued share capital.

(For information, Standard Life Group previously disclosed shareholding in Xstrata was 2.9%.)

Ends




SEC MAIL
RECEIVED
PROCESSING
JAN 31 2005
WASH, D.C.
202
SECTION

NEWS RELEASE

EXTENSION OF GLENCORE-CSFB ARRANGEMENT

Zug, Wednesday 3 November 2004

Xstrata plc ("Xstrata" or "the Company") confirms that it has been advised by Glencore International AG ("Glencore") that, pursuant to the terms of the capital management programme described as the "Arrangement" in Xstrata's news release of 29 May 2003 (the "Press Release") and as initially contemplated by the terms of the Arrangement described in the Press Release, Glencore has agreed with Credit Suisse First Boston ("CSFB") to extend the Arrangement until 2 December 2006.

For reference, under the terms of the Arrangement, Glencore owns 16% and CSFB owns 24% of the issued ordinary share capital of the Company. Glencore has no voting rights in respect of those Ordinary Shares owned by CSFB but retains full voting rights in relation to its 16% shareholding. Glencore does, however, retain full economic exposure to 40% of the Company's issued Ordinary Shares and both CSFB and Glencore are deemed to have a notifiable interest in 40% of the Company's issued share capital (or a higher percentage, depending on the level of other shareholdings of CSFB aggregated for these purposes).

ends

Xstrata contacts

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299


SEC MAIL PROCESSING
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JAN 3 1 2005
WASH, D.C. SECTION
202


xstrata
alloys

Rustenburg, 4 November 2004

Closure of Vantech vanadium operation

Xstrata Alloys announces the permanent closure of its Vantech vanadium operation in Mpumalanga, South Africa. The Vantech operation was put into care and maintenance in early 2004, following the depletion of the Kennedy Vale ore deposit in December 2003. The decision to close Vantech follows a thorough assessment of the operation's future prospects and of the financial viability of opening a new mining area at the site.

Peet Nienaber, Xstrata Alloys Chief Executive, commented: "The significant investment required to develop the Steelpoortdrift deposit and the higher ongoing operating costs we anticipate, together with the sustained strength of the South African rand and our view that the current spot price for vanadium is not sustainable in the long term, mean that further investment to restart production at Vantech cannot be justified.

"We will now concentrate our efforts on a full rehabilitation programme at the site and will continue to honour all our responsibilities in managing the closure of the operation."

Project Lion, a new ferrochrome complex which will be capable of producing in excess of 360,000 tonnes of ferrochrome per annum, will be developed on land adjacent to the Vantech site. The project, which will benefit from low operating costs due to Xstrata's proprietary Premus technology, will utilise a large proportion of the existing infrastructure and equipment from the Vantech operation, further enhancing the project's economics. A number of employees from Vantech have also transferred to the new ferrochrome project. Additional plant and equipment from Vantech will be transferred to Xstrata's low-cost Rhovan vanadium operation where appropriate.

The financial implication of the closure will be a write-down of approximately ZAR63.2 million.

Ends

Xstrata Contacts

Claire Bithell		Etienne du Preez	
Telephone	+44 (0)20 7968 2871	Telephone	+27 14 590 2356
Mobile	+44 (0)7785 278294	Mobile	+27 14 590 2326
Email	cbithell@xstrata.com	Email	edupreez@xstrata.co.za
Brigitte Mattenberger			
Telephone	+41 41 726 6071		
Mobile	+41 793 811 823		
Email	bmattenberger@xstrata.com		

Xstrata File
Number 82-34660




SEC MAIL
RECEIVED
PROCESSING
JAN 3 1 2005
WASH, D.C.
202
SECTION

Fidelity Disclosable Interests in Xstrata

Xstrata Plc ("Xstrata") announces that it was notified by Fidelity Investments yesterday that FMR Corp and Fidelity International Limited have decreased their holdings to 13,561,474 and 13,431,353 ordinary shares of US$0.50 each. This represents 2.15% and 2.13% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 26,992,827 ordinary shares of US$0.50 each, representing 4.27% of Xstrata's ordinary issued share capital.

ends

(For information, the previous disclosed shareholding of Fidelity Investments in Xstrata was 5.04%)


xstrata


SEC MAIL PROCESSING
RECEIVED
JAN 3 1 2005
WASH. D.C. 202 SECTION

NEWS RELEASE

XSTRATA CASH TAKEOVER OFFER FOR WMC RESOURCES AT AUD6.35 PER SHARE

Zug, 22 November 2004

Xstrata plc ("Xstrata") announces that it intends to make, through a subsidiary, a cash offer of AUD6.35 per share (the "Offer") for the entire issued share capital of WMC Resources Limited ("WMC"). The Offer will be effected by way of an off-market takeover bid under the Australian Corporations Act 2001.

Announcing the Offer, Xstrata Chief Executive Mick Davis said: "This is a highly attractive offer that provides WMC shareholders with the certainty of cash for their shares at a significant premium to pre-speculation market prices, which we believe WMC shareholders deserve the opportunity to consider directly."

Offer Background

Xstrata confirmed on 28 October 2004 that it had made a cash offer to the Board of WMC for all of WMC's shares at a price of AUD6.35 per WMC share via a proposed Scheme of Arrangement. The Board of WMC declined to put forward Xstrata's offer to shareholders.

Mick Davis commented: "The demerger of WMC almost two years ago created an opportunity for its shareholders to benefit from a potential sale of WMC at a price which reflected a premium to the company's market value. Indeed, WMC's share price has generally traded above the average investment market assessment of its net present value per share since the demerger. We believe this is largely because the share price has incorporated the expectation of this opportunity, but during that time no offer emerged for the company.

"Our Offer of AUD6.35 represents a substantial premium of 29.1% to the market price of AUD4.92 per share before market speculation about an offer, and a premium of 43.3%, or AUD2.2 billion, to the average base case brokers estimates of net present value of approximately AUD4.43 per share*. Despite this substantial premium, the Board declined to put our offer to shareholders after our initial approach in October.

"As a consequence, we have decided to approach shareholders directly with our Offer of AUD6.35 per share.

"This is a significantly higher price than could otherwise be justified by WMC's operations and earnings prospects alone, because we are passing on directly to WMC shareholders the unique benefits that are likely to be achieved only from a combination with Xstrata. These include operational synergies at Mount Isa, cash benefits that flow from Xstrata's financial structure, potential cost savings from corporate overheads and efficiency improvements across the two businesses.

"We consider that our Offer provides immediate, certain value in the form of cash to WMC shareholders that cannot be matched for WMC on a standalone basis using any reasonable assumptions of commodity prices, production levels and exchange rates. We believe that the shareholders of WMC and an independent expert will distinguish between the current speculative market prices and a bona fide offer for all the shares of WMC which delivers to shareholders a cash value at a material premium to the pre-speculation market value of the company."

Additional information

In the current highly speculative environment for WMC shares, shareholders should consider the following:

- Xstrata's Offer is the only public offer made to WMC shareholders since the demerger.
- Xstrata believes any other party wishing to make an offer for WMC will struggle to deliver equivalent value for WMC, given the risk inherent in making an acquisition at this stage of the commodity price cycle and the value that Xstrata is uniquely able to offer directly to WMC shareholders.
- WMC's potential new projects are at a very early stage and the significant risks in their development are exacerbated by WMC's questionable project management capabilities. While Xstrata has taken these projects into account in its Offer price, it has also recognised that the funding requirements will be several billion dollars, the timeframe is not imminent and the projects are by no means certain. Indeed, no feasibility studies have yet commenced for the largest of these projects, and their finalisation would be several years away.
- In a discussion regarding WMC's overall capital management during an investment market briefing on 11 August 2004, WMC indicated that a share buyback programme was only appropriate if the share price were below the company's long term net present value (NPV). During the month prior to the briefing, WMC shares were trading between AUD4.94 and AUD5.32 per share. The Xstrata Offer of AUD6.35 per share is clearly a substantial premium to these price levels and, by implication, to WMC management's own view of long-term NPV at that time.
- In the absence of a higher offer, the WMC board will be required to compare Xstrata's certain cash Offer to WMC's stand- alone value, taking full account of the risks and uncertainties of WMC's projects and developments and the impact of the

commodity price cycle moving from its current cyclical high. The WMC board will also have the opportunity to seek an opinion from an independent expert to ensure that WMC shareholders have all the information required to make an informed decision on the fair value of their company. It is Xstrata's belief that the independent expert will confirm the value and benefit this Offer provides to WMC shareholders.

Xstrata expects to lodge its Bidder's Statement with the Australian Securities and Investment Commission ("ASIC") and with WMC next week. The Bidder's Statement will set out in detail why WMC shareholders should accept the Offer, and will be posted to WMC shareholders approximately two weeks after its lodgement with ASIC. In the interim, any WMC shareholder seeking further information regarding the Offer or the process going forward is welcome to contact Xstrata's **WMC Shareholder Information Helpline** on: 1300 302 128 (or direct dial +61 2 9240 7466).

Offer Premium

The Offer values WMC's entire issued share capital at AUD7.4 billion compared to its market value of AUD5.7 billion before market speculation about an offer and represents a premium of approximately:

- 43.3% to the average base case broker estimate of WMC's net present value per WMC share, which stood at AUD4.43 per share as at 19 November 2004*;
- 29.1% to the closing price of WMC's shares of AUD4.92 on 26 October 2004, one day prior to market speculation that WMC might be in receipt of an offer;
- 22.8% to the volume weighted average WMC share price of AUD5.17 per share over the one month prior to 26 October 2004, the day before market speculation that WMC might be in receipt of an offer;
- 25.5% to the volume weighted average WMC share price of AUD5.06 during the three months prior to 26 October 2004; and
- 29.3% to the volume weighted average WMC share price of AUD4.91 per share during the six months prior to 26 October 2004.

Risk Reduction

In addition to offering shareholders a significant premium to WMC's fundamental value and to pre-speculation market prices, Xstrata's certain cash Offer removes a range of significant and material risks for WMC shareholders:

- WMC has a concentrated commodity risk profile. In the first half ended 30 June 2004, nickel, copper and uranium together represented 84% of revenues, and all earnings before interest and tax. Falls in the prices of these commodities would have major impacts on the profitability of WMC. It is important to note that all three commodities are currently trading near ten-year highs.

- The existing copper operations of Olympic Dam have experienced significant operational problems over the last two years including three upward revisions to original estimates for rebuilding the Solvent Extraction Plants and delayed commissioning; lost production through equipment failures; and repeated notification to the market that overall copper production would fall short of previous guidance.

- No pre-feasibility or feasibility studies have been completed into the mooted expansion of Olympic Dam. The proposed mining method is not yet determined nor is the mine production profile and the overall capital expenditure requirement, which, on Xstrata's assessment, could be significantly greater than the AUD4 billion mentioned in press reports. These risks, together with other geological, technical and operational risks, as well as the timing uncertainty and funding liability of any expansion, are substantial and are currently borne by WMC shareholders.

By contrast, the combination of WMC and Xstrata will create a world-class diversified mining group, with excellent growth potential. Importantly, the enlarged group will be in a better position to finance and manage the significant growth projects within both businesses than either company would have been alone.

The Board of Xstrata believes that the combination of the two companies would also provide greater stability and certainty for employees, local communities and customers of both companies in an increasingly consolidated global metals and mining industry. Xstrata is a major long-term investor in the Australian resource industry, having invested over AUD8.5 billion in Australia since 2002. Xstrata currently employs over 8,400 Australians and has currently over AUD1.9 billion committed to capital expenditure at its existing Australian base metals and coal operations, including the new Rolleston thermal coal project and the Black Star zinc-lead open pit mine.

Conditions of the Offer

The Offer is subject to several conditions which are set out in detail in the appendix to this release. These conditions, which can be waived, include Xstrata having received valid acceptances for at least 90% of the shares in WMC; necessary governmental and regulatory approvals; no trigger event rendering the debt facilities inaccessible; no material adverse effects or transactions in respect of WMC; no prescribed occurrences; no exercise of material rights on a change of control of WMC; the S&P ASX200 index remaining above 3,500; equal access to WMC information; and Xstrata shareholder approval. Glencore International AG supports the Offer and has provided an irrevocable undertaking to vote its shares in favour of the resolution(s) to approve the Offer at the Xstrata EGM.

Funding

Xstrata will fund the consideration payable under the Offer through new debt facilities that are underwritten by Barclays Bank PLC, J.P. Morgan plc and Royal Bank of Scotland plc (the Debt Facilities). Xstrata has received underwritten commitments for the provision of the Debt Facilities for an amount sufficient to meet the consideration under the Offer and associated costs.

Xstrata circular and EGM

A circular setting out, inter alia, further information on WMC and its assets and Xstrata's reasons for and the benefits of the Offer, together with a notice convening an extraordinary general meeting of Xstrata, will be sent to Xstrata shareholders shortly. The purpose of the Extraordinary General Meeting (EGM) will be to seek Xstrata shareholders' approval for the transaction as set out in the EGM Notice.

* The average broker estimate net present value of AUD4.43 per WMC share is based on the simple average of the "base case" WMC net present value per share calculations made by 11 equity research analysts that regularly provide research reports on WMC. This calculation takes into account the last published report from each research analyst as of 19 November 2004.

ends

US Disclosure
Pursuant to Rule 14d-1(c), promulgated under Regulation 14D of the United States Securities Exchange Act of 1934, the Offer will be made to U.S. stockholders of WMC in reliance on a Tier I exemption. As such, the Offer will be subject to procedural and disclosure requirements in Australia that are different from those of the United States.

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@Xstrata.com

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@Xstrata.com

Justine Winn
Telephone +61 2 9253 6748
Mobile +61 416 196 403
Email jwinn@xstratacoal.com

Gabrielle Trainor
John Connolly & Partners
Telephone +61 2 9232 1033

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Xstrata is being advised by J.P. Morgan plc, Gresham Advisory Partners Limited and Mallesons Stephen Jaques in relation to the Offer. J.P. Morgan plc, which is regulated in the United Kingdom by the Financial Services Authority is acting for Xstrata and no-one else in connection with the Offer and will not be responsible to anyone other than Xstrata for providing the protections afforded to clients of J.P. Morgan plc or for providing advice in relation to the Offer.

An investment market conference call will be held at 09:00am (GMT), Monday 22nd November 2004. Dial in details are as follows:

UK and Switzerland toll free:	00800 2467 8700
Australia toll free:	1 800 005 903
US toll free:	1 866 291 4166
Alternative dial in	
Europe and ROW	+41 (0) 91 610 5600
UK	+44 (0) 20 7107 0611

APPENDIX
CONDITIONS OF THE OFFER

The Offer is subject to the following conditions.

(a) (minimum acceptance) that during, or at the end of, the offer period Xstrata has acquired a relevant interest in at least 90% (by number) of the WMC shares;

(b) (Foreign Acquisitions and Takeovers Act) the Treasurer of the Commonwealth of Australia consents, on an unconditional basis, under the Foreign Acquisitions and Takeovers Act 1975 ("Act") to the proposed acquisition by Xstrata of WMC and the Treasurer is taken to have so consented:

   (i) if Xstrata receives written advice from or on behalf of the Treasurer to the effect that the acquisition of WMC is not inconsistent with the Australian Government's foreign investment policy or is not objected to under the Act; or

   (ii) if notice of the proposed acquisition of WMC is given to the Treasurer and the Treasurer has ceased to be empowered to make any order under Part II of the Act in relation to the proposed acquisition because of lapse of time;

(c) (Trade Practices Act) either:

   (i) the ACCC has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of the WMC shares by Xstrata under the Offer; or

   (ii) the ACCC advises in writing, on an unconditional basis, that it does not propose to take any action in relation to the Offer for the purposes of Section 50 of the Trade Practices Act 1974;

(d) (European Commission) either:

   (i) the European Commission indicating, in terms satisfactory to Xstrata, that it does not intend to initiate proceedings under Article 6(1)(c) of Council Regulation (EC) No. 139/2004 (the EC Merger Regulation), or to make a referral to a competent authority in the EEA under Article 9(1) of the Merger Regulation, in either case with respect of the Offer or any matter arising from the proposed acquisition of WMC by Xstrata;

   (ii) in the event of the initiation of proceedings under Article 6(1)(c) of the EC Merger Regulation and Xstrata waiving condition (d)(i) above, the European Commission adopting a decision under Article 8(2) (or having been deemed to have made such a decision under Article 10(6)) of the EC Merger Regulation, in terms satisfactory to Xstrata, declaring the Offer or any matter arising from the proposed acquisition of WMC by Xstrata to be compatible with the common market;

(iii) in the event of a request pursuant to Article 9(2) of the EC Merger Regulation being made by a Member State and the European Commission, in accordance with Article 9(3) of the EC Merger Regulation, referring the whole or part of the Offer or any matter arising from the proposed acquisition of WMC by Xstrata to the competent authorities of one or more Member State or having been deemed to have done so pursuant to Article 9(5) of the EC Merger Regulation and Xstrata waiving condition (d)(i) above:

(A) such competent authority granting clearance, on terms satisfactory to Xstrata, in respect of all those parts of the acquisition of WMC under the Offer which were referred to it, or having been deemed to have granted such clearance; and

(B) the European Commission issuing a decision referred to in (i), (ii) or (iii) above in respect of the part of the acquisition of WMC under the Offer not so referred

(e) (US Regulatory Agencies):

(i) the initial fifteen (15) day waiting period, commencing upon Xstrata having filed its Hart-Scott-Rodino Antitrust Improvements Act (*HSR*) notification, expiring or terminating without the Federal Trade Commission or the Antitrust Division of the Department of Justice ("US Regulatory Agencies") having issued a Request for Additional Information and Documentary Materials (*Second Request*);

(ii) in the event of either of the US Regulatory Agencies issuing a Second Request, the then applicable waiting period applicable to the consummation of the acquisition under the HSR Act expiring or terminating;

(iii) no party being subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits the consummation of the acquisition contemplated by this Offer;

(f) (other regulatory approvals) all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under applicable laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all regulatory obligations in any relevant jurisdiction having been complied with in each case in respect of the Offer or any matter arising from the proposed acquisition of WMC by Xstrata unless otherwise waived by Xstrata;

(g) (no restraining orders) that between the date of this announcement ("Announcement Date") and the end of the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a public authority; and

(ii) no application is made to any public authority (other than by any member of the Xstrata Group), or action or investigation is announced, threatened or commenced by a public authority, in consequence of, or in connection with, the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act), which:

(iii) restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts on, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of Xstrata in respect of WMC and the WMC shares to be acquired under the Offer; or

(iv) requires the divestiture by Xstrata of any WMC shares, or the divestiture of any assets of the WMC Group, the Xstrata Group or otherwise;

(h) (Xstrata EGM) that all resolutions necessary or desirable to approve, effect and implement, or authorise the implementation of, the Offer and the acquisition of WMC shares are passed by the requisite majority of Xstrata shareholders at an extraordinary general meeting of Xstrata to be held on or about 11 January 2005

(i) (availability of Debt Facilities) during and at the end of the offer period:

(i) each of the pre-conditions to the availability of the Debt Facilities is and remains satisfied[1]; and

(ii) there is no event of default, or potential event of default, under the Debt Facilities;

(j) (no material adverse effect) that no specified event occurs that will, or is reasonably likely to, have a material adverse effect on the assets and liabilities, financial position and performance, profits and losses or prospects of WMC and its subsidiaries, including as a result of making the Offer or the acquisition of WMC shares pursuant to the Offer. For these purposes, a "specified event" is:

(i) an event or occurrence that occurs during the offer period;

(ii) an event or occurrence that occurs before the Announcement Date but is only announced or publicly disclosed between the Announcement Date and the end of the offer period; or

(iii) an event or occurrence that will or is likely to occur following the Offer Period and which has not been publicly announced prior to the Announcement Date;

---

1 Availability of the facilities are subject to a number of customary preconditions for transactions of this nature, including (but not limited to) XSTRATA the absence of events of default and certain representations being true and the Offer being declared unconditional in all respects.

(k) (no material acquisitions, disposals or new commitments) except for any proposed transaction publicly announced by WMC before the Announcement Date, none of the following events occurs during the period from the Announcement Date to the end of the offer period:

(i) WMC or any subsidiary of WMC acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than $ 300 million or makes an announcement in relation to such an acquisition, Offer or agreement;

(ii) WMC or any subsidiary of WMC disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in WMC's statement of financial position as at 30 June 2004) is, in aggregate, greater than $300 million or makes an announcement in relation to such a disposition, offer or agreement;

(iii) WMC or any subsidiary of WMC enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, partnership, management agreement or commitment which would require expenditure, or the foregoing of revenue, by WMC and/or its subsidiaries of an amount which is, in aggregate, more than $50 million, other than in the ordinary course of business, or makes an announcement in relation to such an entry, Offer or agreement;

(l) (no persons exercising rights under certain agreements or instruments) after the Announcement Date and before the end of the offer period, no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which WMC or any subsidiary of WMC is a party, or by or to which WMC or any subsidiary of WMC or any of its assets may be bound or be subject, which results, or could result, to an extent which is material in the context of WMC or WMC and its subsidiaries taken as a whole, in:

(i) any monies borrowed by WMC or any subsidiary of WMC being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii) any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder;

(iii) the interest of WMC or any subsidiary of WMC in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(iv) the business of WMC or any subsidiary of WMC with any other person being adversely affected, as a result of the acquisition of WMC shares by

Xstrata;

(m) (index decline) that between the Announcement Date and the end of the offer period the S&P ASX 200 Index does not fall below 3,500 on any trading day;

(n) (equal access to information) at all times during the period from the Announcement Date to the end of the offer period, WMC promptly (and in any event within 2 business days) provides to Xstrata a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to WMC or any subsidiary of WMC or any of their respective businesses or operations that has been provided by WMC or any subsidiary of WMC or any of their respective officers, employees, advisers or agents to any person (other than Xstrata) for the purpose of soliciting, encouraging or facilitating a proposal or Offer by that person, or by any other person, in relation to a transaction under which:

(i) any person (together with its associates) may acquire voting power of 10% or more in WMC or any subsidiary of WMC (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act or otherwise);

(ii) any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of WMC or of any subsidiary of WMC; or

(iii) that person may otherwise acquire control of or merge or amalgamate with WMC or any subsidiary of WMC;

(o) (prescribed occurrences) that during the offer period, none of the following events happen:

(i) WMC converts all or any of its shares into a larger or smaller number of shares;

(ii) WMC or a subsidiary resolves to reduce its share capital in any way;

(iii) WMC or a subsidiary:

(A) enters into a buy-back agreement; or

(B) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(iv) WMC or a subsidiary issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v) WMC or a subsidiary issues, or agrees to issue, convertible notes;

(vi) WMC or a subsidiary disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii) WMC or a subsidiary charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii) WMC or a subsidiary resolves to be wound up;

(ix) a liquidator or provisional liquidator of WMC or of a subsidiary is appointed;

(x) a court makes an order for the winding up of WMC or of a subsidiary;

(xi) An administrator of WMC or of a subsidiary is appointed under sections 436A, 436B or 436C of the Corporations Act;

(xii) WMC or a subsidiary executes a deed of company arrangement; or

(xiii) a receiver or a receiver and manager is appointed in relation to the whole, or a substantial part, of the property of WMC or of a subsidiary.

Xstrata File
Number 82-34660


xstrata
copper

NEWS RELEASE

XSTRATA APPROVES EXPANSION OF COPPER SMELTER CAPACITY AT MOUNT ISA

Brisbane, Wednesday 24 November 2004

Xstrata Copper has approved a project to expand the capacity of its Mount Isa copper smelter in north west Queensland, Australia, at an expected capital cost of AUD41 million (USD29.3 million). The project comprises the installation of a second rotary holding furnace, a copper slag cleaning furnace, a converter slag treatment plant and associated plant, all designed to increase the smelter's capacity from 240,000 tpa to 280,000 tpa within the next 18 months. The project will also improve the copper smelter matte process recoveries between the copper ISASMELT furnace and the copper converters by 2%, reduce unit operating costs and improve the overall operating control of the copper smelter.

Detailed design work on the project will commence immediately, with commissioning expected in mid-2006. The project is the result of a feasibility study announced in June this year to improve recoveries and performances from the copper smelter. Copper smelter recoveries in Mount Isa are already expected to be improved by 1% from March 2005. This follows the approval of an AUD7.2 million (USD 4.95m) leaching project in June this year to recover around 2,500 tpa of additional copper from the electrostatic precipitator (ESP) dust in the Mount Isa copper smelter.

Commenting on the announcement, Charlie Sartain, Chief Executive Xstrata Copper, said "I am delighted that we have been able to approve a further capital investment in our copper business in north Queensland.

"This copper smelter project adds to the operational improvements that have already been achieved by the current smelter team at Mount Isa and brings to AUD115 million the amount of north Queensland capital improvements that we have committed to this year. These include the 3500 Northern underground development at the Enterprise copper mine, copper smelter improvement projects and the development of the Black Star zinc-lead open pit mine all in Mount Isa, and gas conversion at the Townsville copper refinery.

"This further demonstrates a determination by Xstrata to implement capital efficient projects which will improve the overall capital productivity of our fixed assets and bring further value enhancement and integration to our north Queensland businesses. The ongoing transformation of these operations is delivering significant and sustainable improvements that will secure their future," he said.

In association with the construction of the copper smelter projects, the disused fluo solids roaster plant (FSR) is in the process of being demolished. This project is being undertaken by Moltoni Adams Pty Ltd and involves the demolition of the FSR vessel, associated feed systems and gas handling plant, reverbatory furnace and demonstration ISASMELT plant, all of which were decommissioned in the early 1990s. The demolition is expected to be completed by September, 2005.

ends

Xstrata contacts

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cbithell@xstrata.com

Teneale Luckraft
Telephone +61 7 4744 2210
Mobile +61 412 126 510
Email tluckraft@xstrata.com.au

Xstrata File
Number 82-34660


xstrata
alloys

Rustenburg, 26 November 2004

Temporary closure of two furnaces at Wonderkop

Xstrata Alloys confirms the temporary closure of the two furnaces associated with the Joint Venture with Samancor Limited at the Wonderkop operation in the North West province, South Africa from 1 December 2004. The two furnaces have a combined total annualised production capacity of 180,000 tonnes of ferrochrome, of which Xstrata's share is 90,000 tonnes.

The suspension is required to conduct much needed maintenance on the furnaces. Given the higher costs of power, especially from the second quarter, it is envisaged that these furnaces will be returned to production only at the end of August 2005. The closure will have no material financial implication for Xstrata, and will not affect delivery commitments.

Ends

Xstrata Contacts

Claire Bithell
Telephone +44 (0)20 7968 2871
Mobile +44 (0)7785 278294
Email cbithell@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com


xstrata
technology

NEWS RELEASE

ISA PROCESS® selected for Spence Project in Chile

Brisbane, December 2004

Xstrata Technology's ISA PROCESS® has been chosen for technology and equipment supply for the 200,000 tonnes per annum copper tankhouse at Compania Minera Riochilex's (BHP Billiton) state of the art Spence Project in Chile.

Xstrata Technology's successful bid confirms ISA PROCESS® as the technology of choice for copper electrowinning.

The ISA PROCESS® package includes the proven ISA Cathode BR, designed for lowest resistance, and the ISA PROCESS® Cathode Washing and Stripping Machine system incorporating a number of technical innovations specifically engineered for the Spence Project.

MESCO of Japan have been contracted to manufacture the ISA PROCESS® Cathode Stripping Machines and have worked with ISA PROCESS® for over 20 years.

The Spence Project will be the 60th ISA PROCESS® licencee, a group that boasts world leading electrowinning and electrorefining facilities in over 21 countries.

The technology is used to produce over 5 million tonnes of copper cathode annually.

ISA PROCESS® was chosen over other suppliers and offers a unique combination of design and technical expertise built on many years of tankhouse operations experience. The combination ensures technology packages are proven and practical for the operating environment. Xstrata Technology looks forward to working with Aker Kaverner and BHP Billiton in delivering the Spence project.

The ISA PROCESS® was developed at Townsville, and is marketed worldwide by Xstrata Technology, which provides a complete technology package and commissioning support. The package also includes ongoing operational support from a highly experienced team.

ENDS

Xstrata Technology contacts

Joe Pease
General Manager Xstrata Technology
Telephone +61 7 3833 8500
Fax +61 7 3833 8555
Email: jpease@xstrata.com.au

Wayne Armstrong
Marketing Manager ISA PROCESS® Technology
E-mail: **warmstrong@xstrata.com.au**
Web: www.xstratatech.com
Phone: +61 7 47818 290
Fax: +61 7 47818 201



NEWS RELEASE

XSTRATA OFFER FOR WMC RESOURCES
BIDDER'S STATEMENT LODGED WITH ASIC

Zug, 30 November 2004

Xstrata's Offer Document and Bidder's Statement for the proposed acquisition of WMC Resources Limited (WMC) has today been lodged with the Australian Securities and Investments Commission (ASIC). The document has also been sent to WMC and the Australian Stock Exchange. The Bidder's Statement sets out Xstrata's Offer of AUD6.35 per share in cash in detail and highlights a number of issues WMC shareholders should consider in deciding whether to accept the Offer.

Issues highlighted in Xstrata's Bidder Statement include the following:

- Xstrata's Offer is the only offer made publicly to shareholders since the demerger in 2002. In the absence of Xstrata's Offer, there is a real risk that WMC's share price will again trade at a substantial discount to the Offer price. The Offer is at a significant premium of 29.1% over pre-speculation market prices and is 29.3% higher than the volume weighted average WMC share price over the last 6 months;

- By accepting Xstrata's Offer, shareholders will realize an immediate and certain cash value for each of their WMC shares. For WMC to deliver sustainable value to shareholders at a level approaching Xstrata's Offer price, a dramatic improvement would be required in the reliability and performance of its assets;

- The Offer is made during a period of historically high commodity prices. However, there is no certainty that commodity prices will remain at these high levels into the future and should they fall, the market price for WMC shares will be adversely affected, raising the prospect of takeover offers for WMC at potentially significantly lower prices than Xstrata's Offer price;

- Xstrata's Offer removes a number of risks for WMC shareholders including the significant risks associated with the development and financing of the expansion of Olympic Dam. In particular, shareholders should note that the increased resource recently announced for Olympic Dam does not indicate that the additional ore can be

mined economically or profitably, and significant risks remain associated with the proposed expansion of this asset.

Xstrata Chief Executive Mick Davis commented:

"Xstrata's Offer values WMC at around AUD7.4 billion - AUD1.7 billion above the market value of WMC before speculation about our Offer. This represents a significant premium to WMC's historic share price of around AUD5.00 and offers WMC shareholders an attractive cash value for their shares. I am delighted that shareholders now have the opportunity to consider the Offer directly.

"Our Bidder's Statement provides shareholders with the information they need about our Offer to make an informed decision. This Offer delivers certain value today at a premium to underlying value and should be considered against the risks inherent in remaining a WMC shareholder. These include the risk that in the absence of an offer for the company, WMC's share price will again trade at a sharp discount to the Offer price, the significant risks associated with the proposed expansion of Olympic Dam and the uncertainty surrounding the company's ability to operate its assets efficiently and to generate industry-leading returns for shareholders on a standalone basis.

"Amongst the major diversified mining companies, the acquisition of WMC is only transforming for Xstrata. As such, the usual test of this opportunity against the value of our internal growth projects did not apply, as it would if the acquisition were merely incremental. Xstrata's Offer reflects the transformational nature of the combination of the two companies, which also underpins our decision to make our Offer to WMC shareholders notwithstanding the current strong commodity price environment.

"Xstrata is already a committed long term investor in Australia, with over 50 per cent of the Group's net assets in Australia and some 8,400 Australian employees. If we are successful in our bid to combine Xstrata and WMC, I believe that the resultant enlarged group will create a world-class global mining group with increased stability and certainty for employees, local communities and customers of both companies in an increasingly consolidated global resources industry. The enlarged group will be in a better position to compete and, importantly, to finance and manage the significant growth projects within both businesses than either company would be on a standalone basis. Equally, I believe that Xstrata's Offer is the best available to WMC shareholders and I encourage them to consider our Offer and to accept."

The Bidder's Statement is expected to be posted to WMC shareholders by Friday 24 December 2004 and Xstrata's Offer is expected to close on 28 January 2005, unless extended. WMC shareholders who require further information about the Offer should call Xstrata's WMC shareholder information helpline on 1300 302 128, or on +61 2 9240 7466 from outside Australia. The Bidder's Statement is available from Xstrata's website at www.xstrata.com.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@Xstrata.com

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@Xstrata.com

Justine Winn
Telephone +61 2 9253 6748
Mobile +61 416 196 403
Email jwinn@xstratacoal.com

Gabrielle Notley
John Connolly & Partners
Telephone +61 2 9232 1033

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au


xstrata

Company Announcement: Capital Group Disclosable Interest in Xstrata

Zug, 1 December 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital Guardian Trust Company has decreased and Capital International Limited and Capital International SA have increased their holdings in Xstrata to 13,980,319, 15,037,745 and 1,149,497 ordinary shares respectively, representing 2.21%, 2.38% and 0.18% respectively of the Group's issued share capital (previously 2.23%, 2.36% and 0.16%).

The aggregate shareholding of the Capital Group is now 31,598,420 shares, which represents 5.00% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 4.97%.)


xstrata
coal

3 December 2004

NEWS RELEASE

TERMINATION OF JOINT VENTURE WITH TOTAL COAL SOUTH AFRICA

Xstrata Coal announces that Tavistock Collieries (Pty) Limited, a wholly owned subsidiary, has today terminated its Joint Venture agreement with TOTAL Coal South Africa (Pty) Limited (TCSA) for the ATC and ATCOM mines.

Peter Coates, Chief Executive Xstrata Coal, said, "TCSA has continuously failed to comply with certain essential terms of the JV agreement. Notwithstanding an interim settlement agreement, recently signed following an arbitration process initiated by Tavistock, which required TCSA to comply with the provisions of the JV agreement, TCSA has failed to participate in good faith and in full compliance with either the JV or the interim agreement.

"TCSA's conduct has constituted a deliberate and unequivocal intention to frustrate the business of the joint venture and to preclude it from being conducted in accordance with the JV agreement. In the process, TCSA set about destroying the mutual trust and confidence between the parties, making it impossible for the JV to ensure that the operations function successfully, producing and selling coal, thus generating much needed export revenues and securing jobs for over 1,000 employees and contractors.

"As a consequence, it is in the interest of both parties that the JV no longer continue. Successful operations can only be maintained on a sustainable basis under a different ownership arrangement, which is achieved by dissolving the current joint venture.

"Until such time as a dissolution agreement is reached, Xstrata Coal will continue to manage and operate the mines covered by the now defunct Joint Venture agreement, with the specific intention of preserving operational integrity and continued employment of all employees and contractors. Such management and operation will be done openly and accounted for in detail.

"We are also committed to meeting all of the existing sales contracts established by the Joint Venture, although this will require TCSA's reasonable cooperation."

ends

Xstrata contacts

Justine Winn
Telephone +61 2 9253 6748
Mobile + 61 416 196403

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340

Email	jwinn@xstratacoal.com	Email	cbithell@xstrata.com
Marc Gonsalves		Brigitte Mattenberger	
Telephone	+44 20 7968 2812	Telephone	+41 41 726 6071
Mobile	+44 7775 662 348	Mobile	+41 793 811 823
Email	mgonsalves@xstrata.com	Email	bmattenberger@xstrata.com

www.xstrata.com



NEWS RELEASE

XSTRATA RESPONSE TO COMMENTS IN THE SENATE

Zug, 3 December 2004

Xstrata notes the comments made yesterday by Senator Ross Lightfoot in the Australian Senate regarding Xstrata. Xstrata regards the Senator's comments as defamatory and entirely untrue.

Xstrata is particularly concerned that the Senator's personal commercial interests in Precious Metals Australia (PMA), revealed by him shortly after his statement, are made known. Precious Metals Australia (PMA) currently receives a payment of AUD500,000 per annum from Xstrata. Following the full rehabilitation of the closed operation at Windimurra, PMA will cease to receive this revenue.

In response to Senator Lightfoot's remarks, Xstrata confirms the following:

- Xstrata is a significant and long-term investor in Australia, with over 8,400 employees in Australia. The Group has invested over AUD8.5 billion in Australia since 2002 and has over AUD1.9 billion of capital expenditure committed at its Australian operations over the next 3 years.

- Xstrata has a track record in Australia of investing in its assets, devolving responsibility and key functions from head office to its operations and managing its operations efficiently. Since Xstrata acquired MIM last year, over 350 new jobs have been created at Mount Isa and operations previously set to close have been rejuvenated, to the benefit of local communities, employees and Australia as a whole.

- Xstrata first invested in Windimurra in 1998, and the plant began production in early 2000. The operation lost money from the first day of its production and in February 2003, production at Windimurra was suspended and the operation was put into care and maintenance while Xstrata sought a solution that would allow the project to restart.

- The decision to close Windimurra permanently was finally taken in 2004, following a thorough assessment of the project's long-term viability, which concluded that Windimurra would not be profitable over the long-term and that the further investment required to restart production at the plant could not be justified. The decision to close the operation was made based on the economics of Windimurra on a standalone basis.

- There has been no criticism of Xstrata's treatment of its employees or its conduct in fulfilling all of its environmental obligations to rehabilitate the site fully – a process which is ongoing.

- The Western Australian Government did not provide "start-up" money or make any direct investment in Windimurra. The Government's AUD30 million investment was made in infrastructure which remains a public asset available for current and future use. The financial loss associated with the closure of Windimurra has been borne by Xstrata's shareholders, who have invested and lost AUD186 million in the project.

- Marc Rich has never been associated with Xstrata in any way. Mr Rich has also had no association with Glencore, a major shareholder in Xstrata, for over a decade.

- Xstrata plc is a British company and has its primary listing on the London Stock Exchange, with its headquarters in Switzerland.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Justine Winn
Telephone +61 2 9253 6748
Mobile +61 416 196 403
Email jwinn@xstratacoal.com

Gabrielle Notley
John Connolly & Partners
Telephone +61 2 9232 1033

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au



NEWS RELEASE

XSTRATA RESPONSE TO COMMENTS IN THE SENATE

Zug, 3 December 2004

Xstrata notes the comments made yesterday by Senator Ross Lightfoot in the Australian Senate regarding Xstrata. Xstrata regards the Senator's comments as defamatory and entirely untrue.

Xstrata is particularly concerned that the Senator's personal commercial interests in Precious Metals Australia (PMA), revealed by him shortly after his statement, are made known. Precious Metals Australia (PMA) currently receives a payment of AUD500,000 per annum from Xstrata. Following the full rehabilitation of the closed operation at Windimurra, PMA will cease to receive this revenue.

In response to Senator Lightfoot's remarks, Xstrata confirms the following:

- Xstrata is a significant and long-term investor in Australia, with over 8,400 employees in Australia. The Group has invested over AUD8.5 billion in Australia since 2002 and has over AUD1.9 billion of capital expenditure committed at its Australian operations over the next 3 years.

- Xstrata has a track record in Australia of investing in its assets, devolving responsibility and key functions from head office to its operations and managing its operations efficiently. Since Xstrata acquired MIM last year, over 350 new jobs have been created at Mount Isa and operations previously set to close have been rejuvenated, to the benefit of local communities, employees and Australia as a whole.

- Xstrata first invested in Windimurra in 1998, and the plant began production in early 2000. The operation lost money from the first day of its production and in February 2003, production at Windimurra was suspended and the operation was put into care and maintenance while Xstrata sought a solution that would allow the project to restart.

- The decision to close Windimurra permanently was finally taken in 2004, following a thorough assessment of the project's long-term viability, which concluded that Windimurra would not be profitable over the long-term and that the further investment required to restart production at the plant could not be justified. The decision to close the operation was made based on the economics of Windimurra on a standalone basis.

- There has been no criticism of Xstrata's treatment of its employees or its conduct in fulfilling all of its environmental obligations to rehabilitate the site fully – a process which is ongoing.

- The Western Australian Government did not provide "start-up" money or make any direct investment in Windimurra. The Government's AUD30 million investment was made in infrastructure which remains a public asset available for current and future use. The financial loss associated with the closure of Windimurra has been borne by Xstrata's shareholders, who have invested and lost AUD186 million in the project.

- Marc Rich has never been associated with Xstrata in any way. Mr Rich has also had no association with Glencore, a major shareholder in Xstrata, for over a decade.

- Xstrata plc is a British company and has its primary listing on the London Stock Exchange, with its headquarters in Switzerland.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Justine Winn
Telephone +61 2 9253 6748
Mobile +61 416 196 403
Email jwinn@xstratacoal.com

Gabrielle Notley
John Connolly & Partners
Telephone +61 2 9232 1033

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au


xstrata

Company Announcement: Capital Group Disclosable Interest in Xstrata

Zug, 7 December 2004

Xstrata Plc ("Xstrata") announces that it was advised by Capital Group Companies Inc that Capital Guardian Trust Company has increased and Capital International Limited and Capital International SA have decreased their holdings in Xstrata to 14'405'019, 14'032'945 and 1'148'997 ordinary shares respectively, representing 2.28%, 2.22% and 0.18% respectively of the Group's issued share capital (previously 2.21%, 2.38% and 0.18%).

The aggregate shareholding of the Capital Group is now 31'017'820 shares, which represents 4.91% of Xstrata's issued share capital.

ends

(For information, Capital Group previously disclosed shareholding in Xstrata was 5.00%.)

Xstrata File
Number 82-34660


MOUNT ISA
MINES

NEWS RELEASE

MOUNT ISA MINES AND THE MOUNT ISA CITY COUNCIL WORKING TOGETHER TO ALLEVIATE ACCOMMODATION SHORTAGES

Mount Isa, Wednesday, December 8 2004

Following months of intensive commercial-in-confidence negotiations, Mount Isa Mines and the Mount Isa City Council have joined forces to help alleviate growing public concerns regarding accommodation shortages within the city.

Mount Isa has seen a gradual influx of residents enter the city during the past six months, with Xstrata Copper launching a major recruitment campaign in March.

Xstrata Copper North Queensland Chief Operating Officer Barry Grant announced that Mount Isa Mines would provide 50 acres (25 hectares) of land near Healy.

Mr Grant said Mount Isa Mines would collaborate with council on the development and sale of the land for housing.

"We strongly believe the development of additional infrastructure is essential to the city's growth and the undeveloped area has the potential to provide Mount Isa with up to an additional 183 quality residential blocks," Mr Grant said.

"The company has confidence in the city and its future and we are thrilled to be working in conjunction with the council to achieve this.

"Xstrata Copper is committed to transforming and revitalising its mining operations in Mount Isa and to support the further growth in community infrastructure."

Mount Isa City Council Mayor Ron McCullough said the joint venture was a win for the Mount Isa community.

"Council designs relative to the conceptual subdivision layout and discussions with prospective developers is well under way," Cr McCullough said.

"This is a fantastic result not only for the council but also the people of Mount Isa.

"Gaining access to this land will enable the council to have the area developed to provide new housing for Mount Isa residents and investors.


xstrata
copper

Mount Isa Mines Ltd ABN 87 009 661 447
Private Mail Bag 6 Mount Isa Queensland Australia 4825
Tel +61 7 4744 2011 Fax +61 7 4744 3737 www.xstrata.com

"As I've previously stated, Mount Isa had not experienced this sort of growth since the 1960s. The city is booming again, there's a real buzz in the air. It's an exciting time to be living in Mount Isa."

ends



UNDER STRICT EMBARGO UNTIL 1000 (QLD TIME)

NEWS RELEASE

XSTRATA TO BOOST APPRENTICESHIPS AND TRAINING IN NORTH QUEENSLAND

Mount Isa, Thursday 9 December 2004

Xstrata will progressively more than triple the number of apprentices it employs over the next three years to help address the skills shortage in the mining industry as part of the new Xstrata Community Partnership Program in north Queensland.

The company will also create more traineeships, bursaries and scholarships at its Mount Isa, Cloncurry, Townsville and Bowen operations.

These new initiatives will bring Xstrata's total expenditure on apprenticeships and training in north Queensland to $30 million over the next three years. This will be in addition to the $4 million Community Partnership funding. (See separate press release).

Xstrata Copper Chief Executive Charlie Sartain said the increased commitment to training would address the skills shortage in the mining industry in north Queensland and would provide a benefit to the north Queensland communities where Xstrata operates.

"Providing jobs and training opportunities for young people boosts local economies, creates confidence in the future and keeps the youth in our region," he said.

"We are creating exciting career paths for the young people whose innovation, skills and hard work will help underpin the future of the mining industry in north Queensland."

The Mount Isa Mines apprenticeship intake will increase from the current level of 25 per year to 50 in 2005, progressively increasing to 70 by 2007. This is in addition to the existing annual intake of around 10 mature-aged apprentices from the mine workforce.

The Mount Isa Mines apprenticeship program offers training in the electrical and mechanical trades. Xstrata's Ernest Henry Mine and Townsville Copper Refinery will both continue to offer a total of seven new apprenticeships each year.

Ten new $1,000 per year bursaries for Mount Isa students to take part in school-based workplace training will also be awarded.

Xstrata will also offer eight scholarships in north Queensland for engineering, minerals processing and geological sciences each year. The scholarships will last for the duration of the degree and will combine an $8,000 payment per year with a place on the company's vacation work program.

The company's annual 12-week vacation work program, which provides paid workplace experience for university students will be expanded to 70 places. Extra jobs will also be created for students graduating from university with the annual graduate intake growing to between 30 and 40 per year.

The Chief Executive of the Queensland Resources Council Susan Johnston welcomed the opportunities provided for young people in Xstrata's Community Partnership Program in north Queensland.

"The larger number of apprenticeships and Xstrata's increased commitment to scholarships and bursaries will encourage more young people to enter the resources sector," Ms Johnston said.

"It fits well with the new Minerals and Energy Academy announced by the Premier earlier this month. This industry/government partnership will provide clear pathways to careers in the resources sector through key 'hub' schools throughout the State.

"Like the Academy, Xstrata's Community Partnership Program in north Queensland will make a valuable contribution to averting a skills shortage in the resources sector."

ends

Xstrata contacts

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964340
Email cbithell@xstrata.com


xstrata

UNDER STRICT EMBARGO UNTIL 1000 (QLD TIME)

NEWS RELEASE

XSTRATA LAUNCHES $4 MILLION COMMUNITY PARTNERSHIP PROGRAM IN NORTH QUEENSLAND

Mount Isa, Thursday 9 December 2004

Xstrata has today launched a new community partnership program that will contribute $4 million over the next three years to improving services and facilities in the north Queensland communities of Mount Isa, Cloncurry, Townsville and Bowen.

This amount includes the $1 million commitment to the Buchanan Park redevelopment project in Mount Isa announced by Xstrata plc's Chairman Willy Strothotte on 6 October, 2004.

The program is in addition to the $460,000 to be spent by Xstrata in 2005 in the north Queensland communities on sponsorships, donations and other community support initiatives.

The Xstrata Community Partnership Program in north Queensland was developed following extensive consultation with local groups and residents over the past twelve months.

This process allowed Xstrata to identify the areas of greatest need in the north Queensland communities where the company's employees live and work, with a particular focus on education and health, and to develop partnerships with local groups and government to address them.

The program addresses six key areas, namely enterprise and job creation, education, environment, social and community, health, and arts and culture. A full list of initiatives and community partners is attached.

It also includes a substantial commitment to addressing the skills shortage in the mining industry in north Queensland with a tripling of the apprenticeship intake over the next three years, and more traineeships, bursaries and scholarships. The funding for this skills initiative will be in addition to the $4 million Community Partnership funding.(See separate press release.)

Xstrata Copper Chief Executive Charlie Sartain said the community partnership program was a demonstration of the company's belief that local communities should benefit from the company's operations both in the short and long term.

"I look forward to sharing the benefits of our business performance with our employees, communities and our partner organisations through this program," he said.

"The program's strength lies in the fact that it directly addresses the areas of most concern to local people, such as quality education for their children, access to medical care and youth employment and training."

Funding for the program is part of Xstrata plc's commitment to Corporate Social Involvement (CSI). The company contributes at least one percent of its pre-tax profit to community initiatives. In 2003 this amounted to US$6.7 million, 1.9 per cent of pre-tax profit.

The program was launched in Mount Isa today by the Queensland Minister for State Development and Innovation and Member for Mount Isa, Hon. Tony McGrady, MP.

Mr McGrady said he was pleased to welcome Xstrata as a partner in the Queensland Government's commitment to build a better State with stronger communities.

"I congratulate Xstrata for working with us to create a sustainable future for Mount Isa, Cloncurry, Townsville and Bowen," he said.

"This is all about making sure Queensland's regions remain great places to work and live."

Mount Isa Mayor Cr Ron McCullough said the program was a most welcome display of corporate responsibility as well as a demonstration of Xstrata's commitment to local communities.

"The investment in community support will ease the burden on local organisations and allow them to concentrate on improving the wellbeing of the population at large," he said.

Cloncurry Shire Mayor Cr Ed Morrison said that the Cloncurry Shire supported Xstrata on this initiative which would assist in stimulating the commercial and social needs of residents in the region.

"Cloncurry Shire Council congratulates Xstrata on this terrific boost for communities in the north west of Queensland and looks forward to further partnering opportunities both with Xstrata and other businesses," he said.

The Xstrata Community Partnership Program in north Queensland supports the company's transformation of its north Queensland operations where it is delivering significant and sustainable performance improvements.

This year, Xstrata has committed over $115 million to major new projects including additional development of the Enterprise underground copper mine, copper smelter capital improvement projects, and the development of the Black Star zinc-lead open pit mine all at Mount Isa; and gas conversion at the Townsville copper refinery.

Commenting on the program launch and business transformation process, Mr Sartain said, "I believe these new projects and the Xstrata Community Partnership Program in north Queensland will assist in creating an exciting era of opportunity, cooperation and involvement for Xstrata and the local communities in north Queensland."

ends

Xstrata contacts

Sue Sara		Claire Bithell	
Telephone	+61 7 3295 7535	Telephone	+44 20 7968 2871
Mobile	+61 411 206 090	Mobile	+44 7785 964340
Email	suesara@xstrata.com.au	Email	cbithell@xstrata.com



xstrata

NEWS RELEASE

XSTRATA RESPONSE TO WMC'S PROFIT OUTLOOK AND PROPOSED CAPITAL MANAGEMENT INITIATIVES

Zug, 10 December 2004

Xstrata plc notes the statement released by WMC Resources (WMC) dated 9 December 2004 announcing a revision of 2004 profits and proposed capital management initiatives. The announcement includes proposed actions that would, if implemented, allow Xstrata to reduce its offer price and/or withdraw its bid.

WMC's announcement highlights a number of issues for WMC shareholders:

Capital return and Final 2004 Dividend

- The capital return of AUD350 million or AUD0.30 per share is significantly less than the premium of AUD1.43 offered to the pre bid speculation share price by Xstrata.
- If the capital return and the declaration of a final 2004 dividend occur during the offer period, Xstrata is entitled to reduce the offer price by a corresponding amount. We note that this capital return is subject to shareholder approval to be sought at WMC's AGM in May 2005, or earlier if practical.
- If the capital return were to be approved during the Offer period, Xstrata would be entitled to withdraw its bid.

Proposed increase to share repurchase programme

- While WMC has announced the intention to extend its share buyback program to purchase up to AUD250 million or around 3% of WMC's issued share capital, it is worth noting that the programme has not purchased any WMC shares since it was announced in September 2004. The proposal to extend the buy back programme at this point raises serious questions as to the fundamental rationale for any repurchase at current prices.
- The maximum number of shares to be purchased under the programme is proposed to increase from 7.2 million shares to 35.5 million shares at current market prices. This extension would trigger one of the Xstrata offer conditions and constitutes a frustrating action by WMC. As such, the proposed extension of the programme could not proceed without WMC shareholders voting on it. Even if shareholders do approve the proposed extension, Xstrata is entitled to withdraw its Offer if the amended buy back proceeds.

Profit revision and proposed expansion at Olympic Dam

- As already highlighted in today's press and in a number of analyst reports the announced profit upgrade consists largely of one-off items relating to non-cash tax impacts and an insurance claim. Excluding these items, WMC's underlying operating profit of around AUD900 million actually appears to fall short of consensus expectations of around AUD1.1 billion.

- In proposing to its shareholders a AUD0.30 per share capital return, WMC has demonstrated that it has no need for project development funds in the near term, a point re-iterated by its confirmation that the Olympic Dam expansion feasibility study will not be complete before February 2008. Clearly this project, if it is to proceed at all, remains a long way off. In the absence of even a pre–feasibility study and resolution on the mining method and financing plan, both the project and any value attributed to it are subject to significant risk and any real value to shareholders would likely only be realized after many years into the project's operating life.

Xstrata Chief Executive Mick Davis commented:

"This is an announcement with very little substance. It seeks to disguise an apparently weak operating performance under the guise of a profit upgrade generated by one-off benefits such as tax credits. Further, the purported benefit to shareholders of handing back up to one billion Australian dollars of cash is largely illusory as it includes not only the final 2004 ordinary dividend shareholders expect, and the buyback program already announced, but also the interim 2004 dividend already paid.

"The real benefits this announcement purports to offer WMC shareholders, compared to a cash offer of $6.35, are very hard to see.

"Shareholders should of course compare WMC's announcement of an additional 30 cents per share in May 2005 and any promises of future possible value in what are inherently risky mining projects, with Xstrata's cash Offer of AUD6.35 – a premium of AUD1.43 over the pre-speculation market price for WMC shares.

"This announcement is an attempt to distract shareholders from the central issue of value, and frankly only highlights the attraction of Xstrata's cash offer, which would provide shareholders with the certainty of a cash amount at a fair and full premium to WMC's pre-speculation share price. In view of the inherent risks of this company attempting technically complex growth projects which are large relative to its market value, we would expect that WMC shareholders will look to their Board to demonstrate unequivocally how it can deliver at least equivalent risk free value for shareholders to that offered by Xstrata's bid price of AUD6.35."

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Justine Winn
Telephone +61 2 9253 6748
Mobile +61 416 196 403
Email jwinn@xstratacoal.com

Gabrielle Trainor
John Connolly & Partners
Telephone +61 2 9232 1033

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299

Sue Sara
Telephone +61 7 3295 7535
Mobile +61 411 206 090
Email suesara@xstrata.com.au


xstrata

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Zug, 16 December 2004

To comply with EU legislation, all EU listed companies, including Xstrata, will be required to present financial accounts for accounting periods from 1 January 2005 in accordance with IFRS. These standards have been developed by the International Accounting Standards Board ("IASB") and are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB. The information presented below has been prepared on the basis of standards expected to be applied by Xstrata in its 2005 financial accounts.

Timetable and process for adoption of IFRS

IFRS will replace UK GAAP as Xstrata's primary reporting framework for the reporting period from 1 January 2005. The interim results for the period 1 January to 30 June 2005 will be the first report prepared under IFRS. Comparative IFRS figures for the 2004 interim and full year periods will be provided for the 2005 interim and full year financial results. Xstrata's 2004 annual report, to be published in April 2005, will include UK GAAP to IFRS reconciliations for equity and for the profit and loss statement.

Xstrata began preparation for the adoption of IFRS in November 2003. A high-level Steering Committee oversaw the preparation of a Group-wide review of the potential impact of IFRS both on the Group's results and on the procedures and systems currently in place. Xstrata has prepared IFRS accounting policies and Treasury policies and procedures in accordance with IFRS principles. The Group Audit Committee has approved the Group's IFRS Financial Statements format, the 1 January 2004 opening balance sheet and has reviewed the 30 June 2004 interim balance sheet and income statement. Xstrata's 2005 Budget has been prepared in accordance with IFRS and has been approved by the Xstrata plc Board. Year end reporting under both UK GAAP and IFRS is currently underway and training of all relevant employees across the Group has been completed.

Key impacts

Xstrata has identified the following areas in which the adoption of IFRS is expected to impact results and/or the presentation of results.

Income Taxes (IAS 12)

IFRS requires that deferred tax be recognised on all temporary differences as opposed to timing differences alone. Temporary differences are defined as differences between the carrying value

of an asset or liability in the balance sheet and its tax base. The timing difference approach provides for the reversal of cumulative differences between the income statement and the tax computation. Consequently all timing differences are temporary differences; under IFRS, many permanent differences between the carrying value of an asset or liability and its tax base are also recognised as temporary differences.

Impact on Results and Balance Sheet
Upon adoption of IFRS, Xstrata will recognise a deferred tax liability ("DTL") of circa $1 billion in respect of the difference between the carrying value of mineral reserves and resources on the balance sheet and the tax base. The deferred tax liability is set off against retained earnings, consequently reducing capital employed by some 15%. This balance sheet effect is reversed for the purposes of calculating gearing covenants under Xstrata's syndicated loan facility.

As the mineral reserves are amortised, the DTL will unwind through the tax line in the income statement. Assuming that mineral reserves which attract deferred tax are amortised over 20 years, the average impact will be to reduce the tax charge by around $50 million per annum, resulting in the Group effective tax rate being more closely aligned to the Group weighted average statutory tax rate.

Share Based Payments (IFRS 2)

Options granted under the Xstrata Long Term Incentive Programme will be expensed in the income statement over the vesting period, based on the fair value of the awards at the date of grant.

Impact on Results and Balance Sheet
The impact on the balance sheet and income statement in 2004 is not expected to be material. The income statement impact in 2005 is estimated to be approximately $10 million.

Hedging (IAS 32 & 39)

Xstrata does not undertake any speculative hedging activities. Treasury systems and procedures have been reviewed and supplemented to ensure that any hedging undertaken by Xstrata qualifies for hedge accounting under IFRS. It is expected that all material Xstrata currency and commodity hedging in 2005 will qualify for hedge accounting.

Impact on Results and Balance Sheet
There will be no material impact on earnings resulting from accounting for hedging activities under IFRS.

Other Impacts

- IFRS requires various reclassifications within the Balance Sheet and income statement. Such reclassifications will have no material impact on earnings or balance sheet ratios
- In addition to the DTL impact outlined above, a number of non-material adjustments to balance sheet items will be taken through Retained Earnings
- Xstrata is applying the following voluntary exemptions:

- Business Combinations – acquisitions prior to 31 December 2003 are grandfathered;
- The fair value of Property, Plant and Equipment acquired in business combinations prior to 31 December 2003 is grandfathered;
- Pension surpluses/deficits will be recognised in full at 1 January 2004. This will have no material impact;
- IAS32/39 on financial instruments is to be adopted from 1 January 2005 in line with the transitional arrangements in these standards. The previous UK GAAP policy will be applied in the 2004 IFRS comparatives;
- The exemption regarding the Foreign Currency Translation Reserve ("FCTR") is not being applied. FCTR balances relating to foreign currency investments in subsidiaries in existence at the transition date are being carried forward. FCTR balances will be recycled through the income statement upon the disposal of the investments to which they relate.

- The Alloys Pooling and Sharing Venture with Merafe Resources (previously SA Chrome) is proportionately consolidated rather than accounted for according to the gross equity method under UK GAAP
- Goodwill is no longer amortised but subject to an annual impairment test. The impact on earnings is not material
- The final dividend will only be recognised in the following year when it is formally approved for payment

ends

Xstrata contacts

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Bryce Crocker
Telephone +44 20 7968 2822
Mobile +44 7881 956 647
Email bcrocker@xstrata.com

www.xstrata.com



NEWS RELEASE

PRE-CLOSE ADVISORY

Zug, 20 December 2004

Prior to entering the 'close period' in advance of the announcement of its preliminary results on 2 March 2005, Xstrata announces that the effective tax rate that will be reported in the 2004 financial accounts is expected to reduce to approximately 15%, due to the recognition of previously unrecognised tax losses.

This benefit will be mitigated by the significant negative impact of the weaker US dollar on second half earnings, and by delayed coal sales from Australia in the fourth quarter due to logistical constraints, which are expected to reduce 2004 earnings by some US$25 million.

The above factors have had no material impact on the Group's expectations of the outcome for the current year ending 31 December 2004.

ends

Xstrata contacts

Claire Bithell
Telephone +44 20 7968 2871
Mobile +44 7785 964 340
Email cbithell@xstrata.com

Michael Oke
Aura Financial
Telephone +44 20 7321 0033
Mobile +44 7834 368 299

www.xstrata.com


xstrata

Company Announcement: Glencore International and Credit Suisse Group Disclosable Interest in Xstrata

Zug, 22 December 2004

The announcement below simply reflects the fact that CSFB have moved their 24% shareholding in Xstrata (held through the arrangement with Glencore) into another CSFB entity - necessitating the change of ownership announcement. The irrevocable undertaking received from CSFB in respect of the WMC acquisition has been re-affirmed by the new holding entity ("CSFB Europe").

Xstrata plc ("Xstrata") announces that it was notified on 21 December 2004 by Credit Suisse Group ("CSG") of a change in the interests of CSG, Credit Suisse First Boston Equities Limited ("CSFB Equities"), Credit Suisse First Boston (Europe) Limited ("CSFBE") and Glencore International AG ("Glencore") in Xstrata's ordinary shares (the "Shares"). The notification by CSG, stated that CSG had an interest in 256,736,757 Shares (40.65%) of which Glencore, CSFB Equities and CSFBE in aggregate were jointly interested in a total of 255,096,956 Shares (40.39%). A notification by Glencore on 21 December 2004 stated that Glencore, CSFB Equities and CSFBE in aggregate were jointly interested in a total of 255,096,956 Shares (40.39%).

The notification by CSG on 21 December 2004 also disclosed that CSFB Equities had transferred all its holdings in the Shares to CSFB Europe.

On 29 November 2004, CSFB Equities and CSFB Europe (the "CSFB Entities") gave to Xstrata an undertaking ("the November Undertaking") to exercise, or to procure the exercise, at an Extraordinary General Meeting of Xstrata, of all voting rights in favour of a resolution to approve the proposed acquisition by Xstrata of the entire issued share capital of WMC Resources Ltd ("the Resolution"). By Deed dated 9 December 2004 the CSFB Entities informed Xstrata that CSFB Equities would transfer its holding of 151,560,600 Shares to CSFB Europe, and CSFB Europe gave an irrevocable undertaking to Xstrata, in replacement of the November Undertaking, to exercise, or to procure the exercise of all voting rights in respect of the 151,560,600 Shares to be transferred to it by CSFB Equities, in favour of the Resolution. Such undertaking was subject to certain conditions and other terms as set out in the Deed.

Xstrata Contacts

Richard Elliston
Telephone +44 (0)20 7968 2885
Mobile +44 (0) 7759 924 576
Email relliston@xstrata.com